MERGER BETWEEN UBS AG AND CREDIT SUISSE AG
On December 7, 2023, UBS AG (“UBS Parent Bank”) and Credit Suisse AG (“Credit

Suisse Parent Bank”) entered into a merger
agreement that provides for the merger of Credit Suisse Parent Bank into UBS Parent Bank. On the terms and subject to the
conditions set forth in the merger agreement and in accordance with applicable provisions of the Swiss law,

Credit Suisse Parent
Bank will merge with and into UBS Parent Bank. UBS Parent Bank being the absorbing company will continue to operate and
Credit Suisse Parent Bank being the absorbed company will cease to exist (the “Transaction”).

Under the terms of the merger
agreement, at the effective time of the Transaction

all of the outstanding ordinary shares of Credit Suisse Parent Bank will be cancelled; no consideration will be paid as all of the outstanding shares of each of UBS Parent Bank and Credit Suisse Parent
Bank are owned by UBS Group AG. Completion of the Transaction is subject to certain conditions, including obtaining of all regulatory approvals and licenses or other regulatory action required for the completion of the Transaction or the subsequent
continuation of the business by UBS Parent Bank.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

INFORMATION
All amounts in this section are in US dollars (USD) unless otherwise specified.

The abbreviation “bn” is used to represent
“billion”. The abbreviation “CHF” is used to represent “Swiss francs”. Numbers presented throughout this section may not add up
precisely to the totals provided in the tables and text due to rounding.

The following unaudited pro forma condensed combined financial information is intended to illustrate the effect of the transaction
(as previously defined) and comprises the following:

•
the unaudited pro forma condensed combined income statement of

UBS AG for the year ended 31 December
2022, prepared as if the transaction occurred on 1 January 2022 (and the merger between UBS Group AG and
Credit Suisse Group AG (Group merger) occurred just before the transaction);

•
the unaudited pro forma condensed combined income statement of

UBS AG for the six-month period ended 30
June 2023, prepared as if the transaction occurred on 1 January 2022

(and the Group merger occurred just before
the transaction);

and

•
the unaudited pro forma condensed combined balance sheet as of 30

June 2023 for UBS AG, prepared as if the
transaction had occurred at that date (and the Group merger

occurred as of 12 June 2023).

The transaction is a business combination of entities under common control (a

“common control transaction”) as defined under
IFRS 3 Business Combinations

since UBS Group AG is the common 100% shareholder of the two entities as of 12 June 2023
when the Group merger occurred, and it controls

the two businesses merged before and after the business combination.

IFRS 3
Business Combinations

specifically scopes out such transactions;

therefore, the application of the acquisition method is not
required. Instead, in the absence of a specific IFRS requirement, UBS Parent

Bank applied the
carry over basis

(also referred to as
the predecessor accounting method) consistent with previous UBS group-internal legal entity transactions and as commonly
applied under Swiss regulations.
Under the carry over basis, the estimated IFRS-equivalent balance sheet amounts of Credit Suisse Parent Bank are added across
each line item with the UBS Parent Bank balance sheet amounts, as at the merger date. No adjustments have been made to reflect,
for example, the fair value of amortized cost assets and the fair value of non-financial assets and liabilities that were recorded in the UBS Group AG consolidated financial statements as a result of applying the acquisition method as required under IFRS 3 on
31 May 2023 for the acquisition of Credit Suisse Group AG (note that with the acquisition date of 12 June 2023, for convenience
the Credit Suisse Group was consolidated with effect from 31 May

2023, as the effect of transactions and activities in the period from 31 May 2023 to 12 June 2023 on the consolidated financial statements was not material).

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and reflects
estimates and assumptions made by UBS Parent Bank’s

management that it considers reasonable. Such estimates and assumptions are subject to change as additional analyses are completed in advance of the transaction. The unaudited pro forma condensed
combined financial information does not purport to represent what

UBS Parent Bank’s actual results of operations

or financial
condition would have been had the transaction occurred on the dates indicated,

nor is it necessarily indicative of future results of
operations or financial condition.

At the UBS Group AG level, IFRS 3 Business Combinations provides a twelve-month measurement period from the date of the
Credit Suisse acquisition (12 June 2023). The finalization of the respective valuations may result in further knock-on impacts for
the accompanying unaudited pro forma condensed combined financial information (and the future combined results of operations
or combined financial condition of the merged entity)

and such impacts could be material. Other than those disclosed in the notes, the unaudited pro forma condensed combined financial information does not reflect expense efficiencies, asset dispositions or
business reorganizations that are or may be contemplated,

or any cost or revenue synergies, including any potential

restructuring
actions.
The unaudited pro forma condensed combined financial information should be read in conjunction with the consolidated financial statements of UBS Parent Bank and Credit Suisse Parent Bank and the accompanying notes included in UBS Parent Bank’s

and
Credit Suisse Parent Bank’s Annual

Reports on Form 20-F and interim financial reports on Form 6-K, as well as the additional
disclosures contained therein. These documents are available on

UBS’s website at www.ubs.com/investors

and at the SEC’s
website at www.sec.gov.

Unaudited Pro Forma Condensed Combined Balance Sheet
as of 30 June 2023

Unaudited Pro Forma Condensed Combined Balance Sheet
as of 30 June 2023

1
Reflects the U.S. GAAP balance sheet for Credit Suisse Parent Bank as of

30 June 2023, translated to US dollars at a rate of
1.12 (CHF/USD) and reflecting asset and liability presentation reclassification adjustments applied to conform with UBS
Parent Bank’s consolidated financial

statement presentation. Refer to Note 2 in the explanatory notes for further information.

2
Refer to Note 3 in the explanatory notes for further information.

See accompanying notes.

Unaudited Pro Forma Condensed Combined Income Statement

for the six-month period ended 30 June 2023

1
Reflects the U.S. GAAP income statement of Credit Suisse Parent Bank for the six-month period ended 30 June 2023,
translated to US dollars at a rate of 1.10 (CHF/USD) and reflecting presentation reclassification adjustments applied to
conform with UBS Parent Bank’s consolidated

financial statement presentation. Refer to Note 2 in the explanatory notes for further information.

2
Refer to Note 3 in the explanatory notes for further information.

3
Includes 15,483m relating to the cancellation of additional tier 1 capital obligations of Credit Suisse Parent Bank to Credit
Suisse Group AG that were written down concurrently with the FINMA ordered write-down of the additional tier 1 capital
instruments of Credit Suisse Group AG.
See accompanying notes.

Unaudited Pro Forma Condensed Combined Income Statement

for the year ended 31 December 2022

1
Reflects the U.S. GAAP income statement of Credit Suisse Parent Bank for the year ended 31 December 2022, translated to
US dollars at a rate of 1.05 (CHF/USD) and reflecting presentation reclassification adjustments applied to conform with
UBS Parent Bank’s consolidated

financial statement presentation. Refer to Note 2 in the explanatory notes for further
information.

2
Refer to Note 3 in the explanatory notes for further information.

See accompanying notes.

Notes to unaudited pro forma condensed combined financial

information

(in USDbn except where otherwise indicated)
Basis of preparation

The unaudited pro forma condensed combined financial information gives effect to the merger of Credit Suisse Parent Bank

into
UBS Parent Bank. The unaudited pro forma condensed combined balance sheet gives effect to the transaction as if it had closed
on 30 June 2023.

The unaudited pro forma condensed combined income statements for the year ended 31 December 2022 and for the six-month
period ended 30 June 2023 give effect to the transaction

as if it had closed on 1 January 2022. The unaudited pro forma condensed combined income statement for the twelve months ended 31 December

2022 does not include certain transaction accounting
adjustments associated with the Group merger,

as they are already reflected in the historical income statement of the Credit Suisse
Parent Bank for the six-month period ended 30 June 2023. The acquisition of Credit

Suisse AG by UBS Group AG is also
assumed to have occurred as of 1 January 2022 for the purpose of the income statements.
No adjustments have been reflected in the unaudited pro forma condensed combined financial information for the effects of items
that have been considered to be immaterial.
Explanatory notes on pro forma condensed combined financial

information
Note 1: Basis of preparation
The unaudited pro forma condensed combined financial information was prepared based on the audited and unaudited
consolidated financial statements of UBS Parent Bank and Credit Suisse Parent

Bank respectively as of and for the year ended
31 December 2022 and for the six-month period ended 30 June 2023,

respectively, as well as other information

.

The unaudited
pro forma condensed combined financial information should therefore be read in conjunction with the following consolidated
financial statements, including the notes thereto:

•
the audited consolidated financial statements of UBS AG as of and for the year ended

31 December 2022, which
have been prepared in accordance with IFRS and are included in the UBS Group

AG Annual Report;
•
the unaudited consolidated financial statements of UBS AG as of and for the six-month period ended 30 June
2023,

which have been prepared in accordance with IFRS and are included in the UBS AG second quarter 2023
Report;
•
the audited consolidated financial statements of Credit Suisse AG as of and for the year ended 31 December
2022, which have been prepared in accordance with U.S. GAAP and are included in the Credit Suisse Group AG
Annual Report;

and
•
the unaudited consolidated financial statements of Credit Suisse AG as of and for the six-month period ended 30
June 2023, which have been prepared in accordance with U.S. GAAP and are included in the Credit Suisse AG
half-year 2023 Report.
The Credit Suisse Parent Bank historical consolidated financial statements were prepared in accordance with U.S. GAAP and
presented in Swiss francs (CHF). For purposes of the unaudited pro forma condensed combined financial information, those
financial statements have been adjusted to conform to the recognition, measurement and presentation requirements of IFRS and
presented in US dollars (USD), which is the presentation currency of UBS Parent

Bank. Balance sheet information available for
Credit Suisse Parent Bank in CHF has been translated to USD using a spot rate of 1.12

(CHF/USD) as of 30 June 2023. Income
statement information available for Credit Suisse Parent Bank in CHF has been translated to USD using an average rate of 1.05
(CHF/USD) for the year ended 31 December 2022 and 1.10 (CHF/USD) for the six-month period ended 30 June 2023.
Note 2: Presentation reclassification adjustments

Presentation reclassification adjustments have been applied to Credit Suisse Parent

Bank’s balance sheet

and income statement
information in order to conform with UBS Parent Bank’s

consolidated financial statement presentation.

The tables below show the reclassification of historical Credit Suisse Parent Bank consolidated assets and liabilities as of 30 June
2023 and income statement lines for the six-month period ended 30 June

2023 and for the year ended 31 December 2022 from the
U.S. GAAP presentation (horizontal captions and amounts) to the respective

UBS Parent Bank asset and liability and income
statement structure (U.S. GAAP reclassified) (vertical captions and amounts). The Credit Suisse Parent Bank financial statement amounts are presented in USD and have been translated from CHF as indicated in

Note 1 above.

Credit Suisse AG Historical Consolidated Balance Sheet (U.S. GAAP and translated to USD)											
(USD millions)	Cash and due from banks	Interest-bearing deposits with banks	Cent. bank funds sold, sec's purch. under resale agreements and sec's borrowing trans.	Securities received as collateral, at fair value	Trading assets, at fair value	Investment securities	Other investments	Net loans	Goodwill	Other intangible assets	Other assets and Brokerage receivables	Historical adjusted Credit Suisse AG (U.S. GAAP reclassified and translated to USD)
Cash and balances at central banks	102,242											**102,242**
Amounts due from banks	8,933	361						426			188	**9,908**
Receivables from securities financing transactions measured at amortized cost			24,262								18	**24,280**
Cash collateral receivables on derivative instruments											7,611	**7,611**
Loans and advances to customers								270,485			1,682	**272,167**
Other financial assets measured at amortized cost	452					1,673		4,496			6,581	**13,202**
Total financial assets measured at amortized cost												**429,409**
Financial assets at fair value held for trading					31,283		845					**32,128**
Derivative financial instruments					7,871						146	**8,016**
Brokerage receivables											331	**331**
Financial assets at fair value not held for trading	141	17	34,643	2,478	467	953	2,817	5,104			10,167	**56,788**
Total financial assets measured at fair value through profit or loss												**97,263**
Financial assets measured at fair value through other comprehensive income												**-**
Investments in associates							1,495					**1,495**
Property, equipment and software											4,113	**4,113**
Goodwill and intangible assets									527	400		**926**
Deferred tax assets											93	**93**
Other non-financial assets					1,948		52				4,692	**6,692**
Total assets	**111,768**	**378**	**58,906**	**2,478**	**41,569**	**2,626**	**5,210**	**280,511**	**527**	**400**	**35,620**	**539,992**

Credit Suisse AG consolidated balance sheet as of 30 June 2023

Credit Suisse AG Historical Consolidated Balance Sheet (U.S. GAAP and translated to USD)								
(USD millions)	Due to banks	Customer deposits	Cent. bank funds purch., sec's sold under repurch. agreements and sec's lending trans.	Obligations to return securities received as collateral, at fair value	Trading liabilities, at fair value	Short-term borrowings	Long-term debt	Other liabilities and Brokerage payables	**Historical adjusted Credit Suisse AG (U.S. GAAP reclassified and translated to USD)**
Amounts due to banks	10,242					79,104		401	**89,747**
Payables from securities financing transactions measured at amortized cost			1,699			778	6,534	307	**9,318**
Cash collateral payables on derivative instruments								1,764	**1,764**
Customer deposits		199,130				9		136	**199,275**
Funding from UBS Group AG measured at amortized cost							48,434		**48,434**
Debt issued measured at amortized cost		3,149				117	53,171		**56,437**
Other financial liabilities measured at amortized cost								7,511	**7,511**
Total financial liabilities measured at amortized cost									**412,487**
Financial liabilities at fair value held for trading					6,919				**6,919**
Derivative financial instruments					7,512			642	**8,154**
Brokerage payables designated at fair value								493	**493**
Debt issued designated at fair value						2,024	42,088		**44,112**
Other financial liabilities designated at fair value		1,508	1,592	2,478	6	2,900		1,086	**9,571**
Total financial liabilities measured at fair value through profit or loss									**69,249**
Provisions								2,977	**2,977**
Other non-financial liabilities								3,781	**3,781**
Total liabilities	**10,242**	**203,788**	**3,292**	**2,478**	**14,437**	**84,931**	**150,228**	**19,098**	**488,494**

Credit Suisse AG consolidated balance sheet as of 30 June 2023

Credit Suisse AG Historical Consolidated Income Statement (U.S. GAAP and translated to USD)

(USD millions)	Net interest income	Com-missions and fees	Trading revenues	Other revenues	Provision for credit losses	Compen-sation and benefits	General and admin-istrative expenses	Com-mission expenses	Goodwill impairment	Restruc-turing expenses	Income tax expense	Net income/ (loss) attributable to non-controlling interests	**Historical adjusted Credit Suisse AG (U.S. GAAP reclassified and translated to USD)**
Net interest income	694												**694**
Other net income from financial instruments measured at fair value through profit or loss	1,280		(2,355)	(650)									**(1,725)**
Net fee and commission income		3,354						460 [1]					**2,895**
Other income				16,436									**16,436**
Total revenues													**18,301**
Credit loss expense / (release)					238								**238**
Personnel expenses						3,931	32			192			**4,154**
General and administrative expenses						472	5,096			237			**5,805**
Depreciation, amortization and impairment of non-financial assets							2,308		2,574				**4,881**
Total operating expenses													**14,841**
Operating profit / (loss) before tax													**3,223**
Tax expense / (benefit)											839		**839**
Net profit / (loss)													**2,384**
Net profit / (loss) attributable to non-controlling interests												(44)	**(44)**
Net profit / (loss) attributable to shareholders	**1,974**	**3,354**	**(2,355)**	**15,787**	**238**	**4,402**	**7,435**	**460**	**2,574**	**429**	**839**	**(44)**	**2,428**

Credit Suisse AG consolidated income statement for

the six-month period ended 30 June 2023
1

Commission expenses are presented for UBS as a contra-revenue item and are therefore a deduction from net fee and commission income. For the purpose of this table however they are
presented as a positive number, consistent

with the presentation of expenses.

(USD millions)	Credit Suisse AG Historical Consolidated Income Statement (U.S. GAAP and translated to USD)												**Historical adjusted Credit Suisse AG (U.S. GAAP reclassified and translated to USD)**
	Net interest income	Commissions and fees	Trading revenues	Other revenues	Provision for credit losses	Compensation and benefits	General and administrative expenses	Commission expenses	Goodwill impairment	Restructuring expenses	Income tax expense	Net income/ (loss) attributable to non-controlling interests	
Net interest income	3,926												**3,926**
Other net income from financial instruments measured at fair value through profit or loss	1,738		(551)	(221)									**966**
Net fee and commission income		9,300						1,062					**8,238**
Other income				1,775									**1,775**
Total revenues													**14,905**
Credit loss expense / (release)					16								**16**
Personnel expenses						7,066	207			375			**7,648**
General and administrative expenses						1,005	8,281			115			**9,401**
Depreciation, amortization and impairment of non-financial assets							1,314		24				**1,338**
Total operating expenses													**18,387**
Operating profit / (loss) before tax													**(3,498)**
Tax expense / (benefit)											4,170		**4,170**
Net profit / (loss)													**(7,668)**
Net profit / (loss) attributable to non-controlling interests												(33)	**(33)**
Net profit / (loss) attributable to shareholders	**5,664**	**9,300**	**(551)**	**1,553**	**16**	**8,071**	**9,802**	**1,062**	**24**	**490**	**4,170**	**(33)**	**(7,635)**

Credit Suisse AG consolidated income statement for

the year ended 31 December 2022
1

Commission expenses are presented for UBS as a contra-revenue item and are therefore a deduction from net fee and commission income. For the purpose of this table however they are
presented as a positive number, consistent with

the presentation of expenses.

Note 3: Transaction

accounting adjustments
Transaction accounting adjustments include

certain pro forma preliminary adjustments to conform Credit Suisse Parent

Bank’s
balance sheet and income statements to UBS Parent Bank’s

IFRS accounting policies and certain combination adjustments.
All pro forma adjustments have been considered on a pre-

and post-tax basis. UBS Parent Bank’s internal

tax assessment
concluded that there are no material estimated tax impacts

arising from the pre-tax adjustments set out in this section. Refer to
Note 3j) for further detail. This assessment included

certain assumptions and represents UBS Parent Bank’s

best estimate as to the
likely tax impacts. The assessment could change as further information becomes available,

including how the entities and
businesses in each location will be reorganized, receipt of revised profit forecasts for those entities, and discussions with the
relevant tax authorities. No deferred tax assets have been recognized in connection with the pre-tax adjustments as it is assumed
that the pre-tax adjustments will either not be recognized for tax purposes, or they will generally relate to entities with tax losses
carried forward that are not recognized as deferred tax assets.

The following notes reference the unaudited pro forma condensed combined balance sheet as of 30 June 2023 and the unaudited
pro forma condensed combined income statements for the year ended

31 December 2022 and the six-month period ended 30 June
2023.
Balance sheet

a)

Reflects an adjustment to derecognize certain positions that were recognized under U.S. GAAP.

Under U.S. GAAP,
lenders of securities are required to gross up their balance sheet if they receive securities as collateral (recognizing a
respective asset and liability for the securities received that need to be redelivered).

These transactions are not
reflected in the balance sheet under IFRS. Securities received as collateral and the associated obligation to return
securities received as collateral of 2.5bn recognized by Credit Suisse Parent Bank under U.S. GAAP have been
derecognized under IFRS.
b)

Reflects an adjustment to reverse certain netting impacts allowable under U.S.

GAAP but not under IFRS. Under
U.S. GAAP,

derivative financial instruments may be presented on a net basis where an enforceable master netting
agreement is in place. IFRS offsetting rules are more restrictive,

requiring, in addition to having an enforceable right
to offset upon the counterparty’s

default, the right to offset if the reporting entity itself defaults and the right and
intent to offset in the normal course of business.
UBS Parent Bank has reviewed Credit Suisse Parent Bank’s

offsetting under U.S. GAAP and the estimated impact
of this accounting difference as of 30 June 2023 results in

an increase in Credit Suisse Parent Bank’s

total assets and
liabilities by approximately 69.2bn. The table below summarizes the impact of this adjustment on the relevant
balance sheet line items.

c)

An adjustment has been reflected to include an accrual for estimated costs to effect the merger of 55m, based on the
estimate of costs to be incurred up to closing of the Transaction for both UBS Parent Bank and Credit Suisse Parent
Bank, consisting primarily of external legal, accounting and consulting fees. An increase to liabilities of 55m for
estimated costs for Credit Suisse Parent Bank and UBS Parent Bank is reflected in the unaudited pro forma
condensed combined balance sheet line under “Other non-financial liabilities”.

As these accruals

have not yet been
reflected in UBS Parent Bank’s and

Credit Suisse Parent Bank’s individual

balance sheets as of 30 June 2023, the
respective income statement charge to “General and administrative expenses” has been reflected in the earliest pro
forma condensed combined income statement presented, being the year ended 31 December 2022. Refer to Note 3p)
for the associated impact on the pro forma condensed combined income statement for the year ended 31 December
2022.

d)

In the third quarter of 2023, the management of UBS determined that it intended to sell certain loans and off-balance
sheet loan commitments held by the newly created Non-core and Legacy business division

(“NCL”), which affects
the IFRS 9 classification of these loans and loan commitments.

Accordingly, 6,435m

of “Loans and advances to
customers”

and 12m of accrued interest on those loans (recorded in “Other financial instruments measured at
amortized cost”), previously measured at amortized cost, were reclassified to

“Financial assets at fair value held for
trading”. Further, off-balance sheet

loan commitments with a notional value of 27.5bn not measured at fair value
were reclassified to derivative loan commitments.

The reclassification impact on the liability side resulted in 98m of deferred loan commitment fees and 4m of other liabilities (both recorded in “Other non-financial liabilities”) being

reclassified to “Derivative financial instruments”. The carrying values of the reclassified assets and loan
commitments were then remeasured at fair value.

The fair value measurement adjustments arising from the reclassification were primarily (i) a fair value reduction
in ”Financial assets at fair value held for trading” by 374m and a fair value increase in Derivative financial liabilities
of 1,933m, resulting in a 2,307m charge against “Other net

income from financial instruments measured at fair value
through profit or loss” and (ii) an estimated 117m

release of credit provisions no longer required on the amortized cost loans (72m) and the loan commitments (45m) which was credited to

“Credit loss expense/(release)”.
The fair value reclassification and measurement adjustments are summarized in the table below. As this event arose
subsequent to 30 June 2023 and is significant,

it has been reflected in the balance sheet as of 30 June 2023 and in the earliest pro forma condensed combined income statement presented,

being the year ended 31 December 2022. Refer
to Note 3o) for the associated impact on the pro forma condensed combined income statement for the year ended
31 December 2022.

e)

Reflects an adjustment to recognize an estimated 0.7bn provision for onerous contracts, reflecting UBS management
decisions taken in connection with the Group merger for a service arrangement.

Under U.S. GAAP,

onerous contract
provisions cannot be recognized while the respective contract is still in use; under

IFRS, such provisions are
recognized on the basis of a management decision to reduce usage.

An associated income statement charge to
“General and administrative expenses” has been reflected in the earliest pro forma condensed combined income
statement presented (the year ended 31 December 2022). Refer to

Note 3r) for the associated impact on the pro
forma condensed combined income statement for the year ended 31 December

2022.
f)

As mentioned in Note 3l)ii., share based payments under which Credit Suisse Parent

Bank delivered shares of its
parent are considered to be cash settled under IFRS, as opposed to equity settled under U.S. GAAP,

requiring a
liability of 153m to be recognized within “Other non-financial liabilities”.
g)

In the third quarter ended 30 September 2023, management of UBS recorded real estate onerous contract provisions
in connection with decisions to vacate certain premises post the acquisition of Credit Suisse Group AG. For the
purpose of the unaudited condensed combined pro forma information,

an additional expense of 0.2bn has been
reflected in the pro forma income statement for the year ended 31 December

2022 and a provision of 0.2bn has been
recognized in the pro forma balance sheet as of 30 June 2023 in connection with this event. Refer to Note 3s) for the
associated impact on the pro forma condensed combined income statement for the year ended 31 December 2022.

h)

For the purpose of the condensed combined pro forma financial information,

differences between accounting for
credit losses between U.S. GAAP and IFRS have been considered. An estimated additional allowance of 64m has
been recorded against the carrying value of non-impaired Loans and advances to customers and an estimated
additional provision for credit losses of 26m has been recognized for qualifying off-balance sheet commitments and
guarantees that are not impaired. The increase in comparison with the Credit Suisse Parent

Bank U.S. GAAP credit
loss provision reflects the estimated impact of applying UBS’s scenarios and scenario weights, calibration of model
outputs with UBS’s model outputs

and scope differences. This is partly offset by

ECL reductions related to
performing loans and loan commitments which are not subject to a significant increase of credit risk (SICR) since
their inception (stage 1 positions), and hence are valued on the basis of a one-year horizon rather than on a lifetime
approach, which was applied under U.S. GAAP.

The estimated impact on the condensed combined pro forma
income statement for the year ended 31 December 2022 and the six-month period ended 30 June 2023 is not
material.
i)

The transaction is considered to be a contribution by UBS Group AG of Credit Suisse AG’s business into UBS AG
and, upon the merger, UBS AG recorded

an entry in “Share Premium” to reflect the net carrying amount of the contributed Credit Suisse AG assets and liabilities. The table below summarizes the impact of the pro forma
adjustments on the combined equity of UBS Parent Bank as of 30 June 2023, which include:
i.
Credit Suisse Parent Bank’s historical

shareholders’ equity components are adjusted for the pro

forma
adjustments made relating to the reclassification and measurement of

NCL assets and liabilities (Note 3d)),
recognition of provisions

for onerous contracts (Note 3e)), recognition of an additional share award compensation liability (Note 3f)), recognition of real estate onerous contract provisions (Note 3g)) and
additional credit allowance and credit loss provision (Note 3h)).
ii.
Under the carry over basis, at the time of the Group merger on

31 May 2023, Credit Suisse Parent Bank
balances under “Retained earnings” and “Other comprehensive income recognized directly in equity, net of
tax” are reset to zero and the “Share capital” balance is eliminated, with an offsetting adjustment in “Share
premium” (in line with the accounting applied at the UBS Group

AG level for the Group merger).

1.
Reflects the U.S. GAAP balance sheet for Credit Suisse

Parent Bank as of 30 June 2023 translated to US

dollars at a rate of 1.12 (CHF/USD) and
reflecting UBS Parent Bank’s equity component presentation.
j)

All pro forma pre-tax adjustments have been considered and no tax expense or benefit has been recognized in
connection with the pre-tax adjustments in the pro forma condensed combined income statement as it is assumed
that the pre-tax adjustments will either not be recognized for tax purposes, or they will generally relate to entities
with tax losses carried forward that are not recognized as deferred tax assets. Any changes to the pro forma
condensed combined income statement for the year ended 31 December

2022 and for the six-month period ended 30
June 2023 in respect of these entities would, therefore, only affect the amount of their unrecognized tax losses
carried forward and would have no impact on their tax expenses or benefits for the year ended 31 December 2022
and for the six-month period ended 30 June 2023. This assessment includes assumptions and represents UBS Parent
Bank’s best estimate as to the likely tax

impacts. The assessment could change as further information becomes available, including how the entities and businesses in each location will be reorganized, receipt of revised profit
forecasts for those entities, and discussions with the relevant tax authorities.

k)

UBS Parent Bank has reviewed exposures and transactions with Credit Suisse Parent

Bank as of 30 June 2023

and
applied intercompany asset and liability elimination adjustments of

10.4bn as summarized in the table below.

UBS
Parent Bank also aggregated the estimated long/short positions in trading securities in both UBS Parent Bank and
Credit Suisse Parent Bank by security (CUSIP/ISIN) and aggregated the positions into a single net asset/liability
amount by individual security.

This resulted in a balance sheet asset and liability reduction of 981m as set out in the
table below. Estimated

intercompany effects on the income statement are not

considered to be material and thus
have not been adjusted.

Income statements
l)

The pro forma adjustment to personnel expenses is a net decrease of 308m for the year ended 31 December 2022
and a decrease of 418m for the six-month period ended 30 June 2023. These adjustments reflect the following:

i.

Aligning Credit Suisse Parent Bank’s

annual variable incentive framework and deferral structure with UBS
Parent Bank’s resulted in

higher variable compensation expense of 476m in the year ended 31 December
2022. For the six-month period ended 30 June 2023, the actual impact was already reflected under U.S.
GAAP.

ii.

Credit Suisse Parent Bank consolidated accounts under U.S. GAAP applied equity settled accounting for
share based payments it settled using shares of its parent rather than its own. Under IFRS, a subsidiary
delivering its parent’s shares

is required to treat such schemes as cash settled. In addition, compensation expense has been retrospectively recalibrated to reflect the estimated impact of a conversion from Credit
Suisse Group AG shares to UBS Group AG shares (leveraging the conversion rate taken for the transaction
in June 2023), with a consequential decrease in share-based compensation expense of 784m for the year
ended 31 December 2022 and 418m for the six-month period ended 30

June 2023. See Note 3f) for the
respective balance sheet impact.

m)

The Credit Suisse Parent Bank Swiss pension plan has been accounted for as a defined contribution plan under U.S.
GAAP,

and under IFRS will be accounted for as a defined benefit plan. Personnel expenses include an estimated pro
forma adjustment of 42m for the year ended 31 December 2022

to reflect additional expenses recognized under
IFRS with the application of defined benefit plan accounting for the Swiss pension plan.

The difference for the six-
month period ended 30 June 2023 is not material. Please note that no corresponding balance sheet adjustment was
required to recognize the pension scheme asset due to the application of the IFRIC 14

“asset ceiling”.
n)

Under IFRS, Day 1 gains on financial instruments, after taking account of any valuation adjustments, are recognized
in the income statement only when their fair value is evidenced by an observable market source. A similar restriction
does not exist under U.S. GAAP.

On this basis, a debit adjustment of 214m has been recognized in the pro forma condensed combined income statement for the year ended December

2022 and a debit adjustment of 28m has been
recognized in the six-month period ended 30 June 2023.

o)

In the third quarter ended 30 September 2023, the management of UBS determined that it intended to sell certain
loans and off-balance sheet loan commitments in its NCL division which resulted in those positions being
remeasured to fair value. This remeasurement gave rise to a reduction in “Other net income from financial
instruments measured at fair value through profit or loss” of 2,307m and an estimated release in credit loss
provisions

of 117m,

together resulting in an estimated net profit reduction of 2,190m. Refer to

Note 3d) for a full
description of this adjustment.
p)

General and administrative expenses for the year ended 31 December

2022 contains an accrual for estimated costs
not yet reflected the balance sheet as of 30 June 2023 of 55m to effect the legal merger.

Refer to Note 3c) for the
respective balance sheet impact and further detail on this adjustment.
q)

Under U.S. GAAP,

recycling of own credit gains and losses to the income statement is recognized upon
derecognition of the related financial instrument. Under IFRS there is no recycling to the income statement and the
balances are recognized and remain in retained earnings within equity.

An estimated adjustment of 33m for the year
ended December 2022 and 135m for the six-month period ended

30 June 2023 has been made to reverse the gains
recognized in the income statement under U.S. GAAP for the Credit Suisse Parent

Bank by charging “Other net
income from financial instruments measured at fair value through profit or loss”.
r)

As noted under Note 3e), an expense of 0.7bn has been recognized in “General and administrative expenses”

in
connection with the recognition of an onerous contract provision under IFRS.
s)

As noted

under Note 3g), an expense of 0.2bn has been recognized in “General and administrative expenses” in
connection with the recognition of real estate onerous contract provisions.